FORM 6-K

1UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2Report of Foreign Private Issuer

1Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 10, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2005	ELDORADO GOLD CORPORATION /s/ Earl W. Price Earl W. Price, Chief Financial Officer

NEWS RELEASE                                                                                                    ELD No. 05-01

TSX: ELD   AMEX: EGO                                                                                  January 10,  2005

YEAR END UPDATE

VANCOUVER, BC – Earl W. Price, Chief Financial Officer of Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) is pleased to provide the following update on the Company’s activities to December 31, 2004.

2004 was a year in which Eldorado began construction of our Kisladag Mine in Turkey, advanced our shaft deepening in our Săo Bento Mine in Brazil, moved forward with our Environmental Impact Assessment (EIA) study for Efemςukuru in Turkey, created a new representative office in Beijing to advance our China strategy and continued to strengthen our balance sheet.

During the year the Company raised CDN$77.6 M. The Company is well positioned with US$135.0 M in cash, debt free and hedge free, to continue its strategy for value added growth.

Operations

Sao Bento Mine

In 2004 our São Bento Mine in Brazil produced 82,024 oz. of gold at a cash cost of US$ 295/oz.  Production in 2005 is planned to be 90,000 oz. at a cash cost of US$ 270/oz.

Throughout the year, the Company continued to advance the Shaft Deepening Project.  The deepened shaft is scheduled for commissioning in August and remains on budget.

During 2004 2,791 meters of infill drilling and 17,612 meters of exploration drilling were completed.  A total of 8,945 meters were drilled below the mine’s deeper intrusive (approximately 32nd Level).  This drilling has not been successful in re-establishing continuity of the mineralization below the intrusive.  2004 year-end reserve calculations presently underway will, as a result, include no mineral reserves below the intrusive.

Development

Kisladag

In 2004 we acquired all the private and public land for construction of the Kisladag Mine Project, updated the Feasibility Study to reflect 2004 costs and completed the permitting process and approvals from the Turkish Authorities for construction of the mine to begin in 2004.

Installation of site services began in Q3, 2004 with the site access road, high voltage power line and completion of two process water wells.  In December earthworks for the first phase of the leach pad installation began along with mobilization of the mine contractor in preparation for preproduction mining scheduled to start in January 2005.

Construction activities planned for 2005 include civil and concrete work commencing in Q1 and preparation for delivery and installation of the crushers and conveyors in Q2.  Construction is planned for completion in early Q4 with commissioning leading to startup as planned by the end of 2005.

Efemςukuru

The Company continues to move forward with the EIA study for Efemςukuru.  The final phase of this work will involve public consultation on the project through the Ministry of Environment.  Socio economic issues will be addressed in the EIA study prior to submission in Q1 2005.  The development schedule for Efemςukuru, following approval of the EIA, anticipates production commencing at the mine in late 2007.

China

The October 2003 agreement with the China National Gold Group Corporation (“CNGC”) for the exclusive rights to review their portfolio of operating mines development projects and exploration projects expired in 2004.  At this point,  Eldorado does not believe that CNGC will be in a position to transfer the assets of the previously identified mines and projects of interest in a time frame suitable to Eldorado. In 2004 the Company has identified opportunities in China external to CNGC.  Our goal is to establish a strategic partnering relationship with a Chinese public or private company to acquire advance stage development projects or operating mines to develop a growing business in China.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey; two countries that we believe have substantial geological potential.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

Earl W. Price

Earl W. Price

Chief Financial Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed under the Company’s name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of  mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form and the factors discussed in the Prospectus dated November 5, 2004.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Prospectus dated November 5, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

 1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com